Exhibit 8

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation

Ituran USA Holdings Inc.	USA
Ituran USA Inc.	USA
Ituran de Argentina S.A.	Argentina
Ituran Sistemas de Monitoramento Ltda.	Brazil
Ituran Instalacoes Ltda.	Brazil
Teleran Holding Ltda.	Brazil
E.R.M. Electronic Systems Limited	Israel
Mapa Mapping & Publishing Ltd.	Israel
Ituran servicos Ltda.	Brazil